PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	October 31	April 30
	2004	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalent	$1,703	$1,463
Bullion inventory (note 3)	550	1,301
Total: Cash and cash equivalents and bullion	2,253	2,764
Receivables	108	118
Inventories (note 5)	402	2,930
	2,763	5,812
Property, plant and equipment (note 6)	4,229	5,102
Closure fund (note 8)	3,140	3,119
	$10,132	$14,033

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,252	$1,761
Loan payable (note 8)	828	828
Accrued closure and pension costs - current portion (note 8)	245	190
	2,325	2,779
Accrued closure and pension costs (note 8)	1,798	1,636
	4,123	4,415

Shareholders' Equity

Share capital (note 9)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
80,517,194 shares outstanding (80,483,994 @ Apr. 30/04)	57,801	57,690
Deficit	(51,792)	(48,072)
	6,009	9,618
	$10,132	$14,033

Signed on behalf of the Board:

"Thomas C. Shrake" Director

"David K. Fagin” Director

See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of (Loss) and Deficit
(Prepared by management)
in thousands of US dollars
(except per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2004	2003	2004	2003
Revenues
Sales	$2,828	$3,562	$6,268	$6,585

Cost of sales
Operating costs	2,666	3,694	5,918	6,841
Depreciation, depletion and amortization	361	312	844	684
	3,027	4,006	6,762	7,525
Gain on sale of equipment	(23)	-	(874)	-
	3,004	4,006	5,888	7,525
Mine operating income (loss)	(176)	(444)	380	(940)

Expenses
Exploration
- direct	1,993	1,189	3,878	2,060
- stock-based compensation	5	-	9	-
General and administrative
- direct	274	227	441	380
- stock-based compensation	44	-	87	-
Interest expense	7	13	13	29
Foreign exchange	(90)	(15)	(122)	(8)
Interest income	(32)	(28)	(58)	(61)
	2,201	1,386	4,248	2,400
Loss before unusual item	(2,377)	(1,830)	(3,868)	(3,340)
Recovery of Investment in Andacollo Mine	(5)	87	148	268
Loss for the period	(2,382)	(1,743)	(3,720)	(3,072)
Deficit - beginning of period	(49,410)	(42,542)	(48,072)	(41,213)
Deficit - end of period	$(51,792)	$(44,285)	$(51,792)	$(44,285)

Per share:
Loss per share - basic and diluted	$(0.03)	$(0.02)	$(0.05)	$(0.04)
Weighted average shares o/s during period	80,492,361	78,530,991	80,488,781	78,530,065

See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
In thousands of US dollars
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2004	2003	2004	2003
Operating Activities
Loss for the period	$(2,382)	$(1,743)	$(3,720)	$(3,072)
Adjustments to reconcile net (loss) to cash flow
provided
by (used for) operating activities:
Depletion, depreciation and amortization	315	223	728	488
Accrued closure and pension costs	402	89	472	196
Stock-based compensation	49	-	96	-
Foreign exchange loss (gain)	(90)	(15)	(122)	(8)
Net interest earned on closure sinking fund	(21)	(14)	(39)	(29)
Gain on sale of surplus equipment	(8)	-	(859)	-
	(1,735)	(1,460)	(3,444)	(2,425)
Accounts payable and accrued liabilities	474	706	(509)	312
Closure cost expenditures	(68)	(341)	(139)	(1,263)
Due to related parties	-	23	-	30
Inventories	973	2,327	3,279	4,149
Receivables	89	(9)	10	(86)
Cash flow provided by (used for) operating activities	(267)	1,246	(803)	717

Investing Activities
Purchases of property, plant and equipment	-	(311)	-	(320)
Proceeds from sale of property, plant and equipment	23	14	874	60
Reclamation sinking fund withdrawal	32	60	32	110
Cash flow provided by investing activities	55	(237)	906	(150)

Financing Activities
Issuance of share capital	15	16	15	16
Cash flow provided by financing activities	15	16	15	16

Foreign exchange	90	15	122	8

Net increase (decrease) in cash and cash equivalents	(107)	1,040	240	591
Cash and cash equivalents, beginning of period	1,810	658	1,463	1,107
Cash and cash equivalents, end of period	$1,703	$1,698	$1,703	$1,698

Non-Cash Transactions: Stock based compensation	$49	$-	$96	$-
Accrued closure costs	$402	$89	$472	$196

See accompanying notes

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration license areas, known as El Dorado, located in El Salvador and exploration interests in mineral claims in the United States and Chile.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these interim consolidated financial statements are the accounts of the Company’s wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2004.

The financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2004 (the “Annual Report”).

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods, please refer to the Company’s “Annual Report.”

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

3.	Bullion Inventory

Unsold bullion inventory is valued at the lower of cost and fair market value. Bullion inventory covered by forward sales contracts is valued at the market value of these contracts. Details are as follows:

	October 31, 2004		April 30, 2004
	Gold	Silver	Gold	Silver
Ounces at refinery	890	22,956	2,727	39,600
Market value per ounce ($/oz.)	430.00	7.30	390.00	6.00
Market value	$383	167	$1,064	237
Total market value	$550		$1,301

4.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, loan payable and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.	Inventories

Details are as follows:

	October 31,	April 30,
	2004	2004
Production inventory	$227	$2,696
Supplies inventory	175	234
	$402	$2,930

6.	Property, Plant and Equipment

Details are as follows:

	October 31,	April 30,
	2004	2004
Cost	$9,456	$10,320
Accumulated depreciation and write-downs	(5,227)	(5,218)
	$4,229	$5,102

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

7.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in an exploration area in El Salvador, known as El Dorado.

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

By option agreement dated April 2, 2004, the Company has agreed to acquire a parcel of land near the El Dorado property for future plant site purposes. To exercise its option, the Company has paid a $14 initial lease payment, $14 is due on or before April 1, 2005 and $971 on or before November 1, 2006.

The Company previously held under option agreement an exploration area known as La Calera. During the period, the Company determined that it currently has no further interest in the exploration potential of the property and has terminated the option agreement.

	b)	Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in the joint venture is summarized as follows:

	October 31,	April 30,
	2004	2004
Current assets	$1,037	$4,434
Property, plant and equipment	16	878
Closure fund	3,140	3,119
Current liabilities	(1,827)	(2,061)
Long-term liabilities	(1,798)	(1,636)
Net assets	$568	$4,734

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

7.	Mineral Properties – Continued

	b)	Denton – Rawhide Joint Venture

The condensed statements of Income (Loss) reflecting the Company’s 49% interest in the joint venture are as follows:

	Three Months Ended		Six Months Ended
	October	October	October	October
	31, 2004	31, 2003	31, 2004	31, 2003
Sales	$2,828	$3,562	$6,268	$6,585
Costs of sales	(3,027)	(4,006)	(6,762)	(7,525)
	(199)	(444)	(494)	(940)
Gain on sale of equipment	23	-	874	-
Net income (loss) before
taxes	$(176)	$(444)	$380	$(940)

The condensed statements of cash flows reflecting the Company’s 49% interest in the joint venture are as follows:

	Three Months Ended		Six Months Ended
	October 31,	October	October	October
	2004	31, 2003	31, 2004	31, 2003
Cash flow provided by (used for) Denton
Rawhide operations	$1,805	$2,357	$3,757	$2,849
Cash flows provided by (used for) investment
activities	23	(297)	874	(260)
Cash flows from financing activities	32	60	32	110
Net cash flow	$1,860	$2,120	$4,663	$2,699

A third party has entered into agreements with the Joint Venture to pursue the commercial possibilities of utilizing the existing mining open pits as landfill sites to dispose of permitted non-hazardous municipal waste. If all conditions are met, these agreements will close on October 31, 2006.

c)	Other Exploration Properties

The Company has exploration rights to other “grass roots” exploration properties in the state of Nevada - USA, Argentina and Chile.

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

8.	Closure Fund, Accrued Closure and Pension Costs and Loan Payable

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who was a major shareholder of the Company, a principal amount of $2,118 for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was repaid on December 31, 2003 and the balance of $828 is payable on December 31, 2004.

Kinross became a non-related party to the Company in December 2003 by virtue of its disposal of its entire shareholdings in the Company.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at October 31, 2004 was approximately $3,375 (Cost - $3,140). The closure trust funds are provided as security to the mine operator for the estimated closure and pension liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2004
Short term	$190
Long term	1,636	1,826
Add: Pension liability accruals*		356
Less: Reclamation expenditures during the period (six months)		$(139)
Accrued closure costs – October 31, 2004
Current portion	$245
Long term portion	1,798	$2,043

At October 31, 2004, closure trust funding is in excess of estimated total closure cost liabilities. Excess funding available for the estimated closure liabilities is not available to the Company until reclamation activities are completed and is reserved for unforeseen contingencies that might arise before the reclamation activity is completed. Completion date of the reclamation work cannot be reasonably estimated at this time.

* The Company has determined that additionestimated liability have been recognized on the interim consolidated balance sheet with a corresponding charge to mine operating income in the current period.al post retirement benefit liabilities have accrued relating to employees of the Rawhide Joint Venture. The current and long term portions of the

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

9.	Share Capital Common Shares

Details of share capital activity for the period May 1, 2004 to October 31, 2004 are as follows:

	Number of
	Shares	Amount
Balance – April 30, 2004	80,483,994	$ 57,690
Stock based compensation for the period		96
Common shares issued during period – options exercised	3,200	15
Balance – July 31, 2004	80,517,194	$ 57,801

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002, shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Details of options outstanding are as follows:

	Number of Options
	Pre-	October		Weighted Average
	Amalgamation	2002	Total	Exercise Price
	Plans	Plan		(in Cdn $)	Expiry
Options outstanding at April 30, 2004	1,804,380	3,210,800	5,015,180	$ 0.60	2004 - 2008

Six months ended October 31, 2004
- exercised	(13,200)	(20,000)	(33,200)	$ 0.59	2005 - 2007
- expired/cancelled	(65,080)	-	(65,080)	1.33	2004

Options outstanding at October 31, 2004	1,726,100	3,190,800	4,916,900	$ 0.59	2005 - 2008

Vested as at October 31, 2004	1,726,100	2,690,533	4,416,633	0.49	2005 - 2008

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

9.	Share Capital - Continued

Stock Options - Continued

The following table summarizes information about stock options outstanding to directors and employees as at October 31, 2004.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

May 28, 2005	$0.54	750,100	750,100
July 4, 2006	$0.29	976,000	976,000
April 18, 2007	$0.62	1,790,000	1,790,000
July 23, 2008	$0.43	170,800	113,867
October 8, 2008	$0.85	1,230,000	786,666
		4,916,900	4,416,633

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures are shown on a pro forma basis, as required.

		Three Months Ended			Six Months Ended
		Oct. 31,	Oct. 31,		Oct. 31,	Oct. 31,
		2004*	2003**		2004*	2003**
Stock-based compensation expense relating to:
Administrative costs		$44	208		$87	269
Exploration costs		5	-		9	-
Total stock-based compensation		49	208		96	269
Loss for the period – as reported		(2,382)	(1,743)		(3,720)	(3,072)
Loss for the period – pro forma		N/A	(1,951)		N/A	(3,341)
Loss per share (basic and diluted) - As reported		(0.03)	(0.02)		(0.05)	(0.04)
- Pro forma	$	N/A	(0.02)	$	N/A	(0.04)

*	Recorded as expense with an offsetting entry to share capital.
**	Disclosed as an expense on a pro forma basis only.

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

9.	Share Capital - Continued

Stock Options - Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	Options Granted
	April 18,	July 23,	October 8,
	2002	2003	2003
Risk free interest rate	4.31%	3.67%	3.85%
Average expected option life	5 years	5 years	5 years
Stock volatility – based on trading history	89.46%	35.43%	82.31%
Dividend payments during life of option	none	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

10.	Gold Sales Contracts

(Metals prices in U.S. dollars)

At October 31, 2004, the Company’s gold hedging program consisted of 5,000 ounces (October 31, 2003 – 3,000) of forward sales contracts for future delivery of gold at various dates between November 2004 and March 2005 (November, 2003 – April, 2004) at an average price of $412 (October 31, 2003 - $390) per ounce. The estimated fair value of these contracts at October 31, 2004 spot prices was $(90) (October 31, 2003 - $15) which represents the fair value or (liability) to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

11.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

12.	Commitments

	a)	Lease Commitments

The Company’s current lease commitments are unchanged from those listed in Note 12 a) of the audited financial statements contained in the April 30, 2004 annual report.

	b)	Proposed Sale of Subsidiaries

The proposed sale of the Company’s Andacollo gold mine property in Chile as reported in Note 12 b) of the audited financial statements contained in the April 30, 2004 annual report has been cancelled by the purchaser. The Company expects to receive a $100 purchaser’s deposit held in escrow pending clarification of the escrow terms. The expected receipt of this money has not been reflected in these statements.

13.	Segmented Information

The company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company’s April 30, 2004 Annual Report.

Details are as follows:

	October 31,	April 30,
	2004	2004
Assets
Canada	$850	$1,017
USA	4,982	8,556
El Salvador	4,297	4,457
Chile	3	3
Total	$10,132	$14,033
Property, Plant and Equipment
Canada	7	9
USA	38	909
El Salvador	4,184	4,184
Chile	-	-
Total	$4,229	$5,102

PACIFIC RIM MINING CORP. Notes to Interim Consolidated Financial Statements October 31, 2004 In thousands of U.S. dollars, except per share amounts (unaudited)

	Three Months ended		Six Months Ended
	Oct.31,	Oct. 31,	Oct. 31,	Oct. 31,
	2004	2003	2004	2003
Revenue, excluding interest income
Canada	$-	$-	$-	$-
USA	2,828	3,562	6,268	6,585
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$2,828	$3,562	$6,268	$6,585
Depreciation, depletion and amortization
Canada	1	1	2	2
USA	360	311	842	682
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$361	$312	$844	$684
Net income (loss)
Canada	(81)	(172)	(215)	(295)
USA	(399)	(534)	49	(1,135)
El Salvador	(1,897)	(1,124)	(3,702)	(1,910)
Chile	(5)	87	148	268
Total	$(2,382)	$(1,743)	$(3,720)	$(3,072)

14.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements are included in the Report to Shareholders dated December 14, 2004.